January 19, 2006

VIA EDGAR SUBMISSION AND COURIER

Re:	Nortel Inversora S.A.
Form 6-K
Filed December 1, 2005
Form 20-F for the Fiscal Year Ended December 31, 2004
Filed June 29, 2005
(File No. 1-14270)

Ms. Cecilia D. Blye
Chief, Office of Global Security Risk
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Dear Ms. Blye:

     This letter responds to the comments of the Office of Global Security Risk of the Securities and Exchange Commission (the “Commission”) contained in the letter from the Office of Global Security Risk dated December 29, 2005 (the “Comment Letter”) regarding the above-referenced filings on Form 6-K (the “6-K”) and Form 20-F (the “20-F”) of Nortel Inversora S.A. (the “Company”).

     Set forth below are responses to the comments of the Office of Global Security Risk, as set forth in the Comment Letter.

     1. We note the reference to Etec S.A. (Cuba) on page 25 of your Form 6-K filed December 1, 2005. The table on page 25 states that Etec S.A. transacts in international calls to and/or from Cuba, which is identified as a state sponsor of terrorism by the U.S. State Department and subject to asset controls administered by the Treasury Department’s Office of Foreign Assets Control and the Commerce Department’s Bureau of Industry and Security. We note that the Form 20-F does not contain any information relating to operations in, or contacts with, Cuba. With a view to disclosure, please describe in reasonable detail such operations or contacts, and discuss their materiality to you in light of Cuba’s

Ms. Cecilia D. Blye	2	January 19, 2006

status as a state sponsor of terrorism. Please also discuss whether the operations constitute a material investment risk to your security holders. Your response should describe your current, historical and anticipated operations in, and contacts with, Cuba, including through subsidiaries, affiliates, joint ventures and other direct and indirect arrangements.

     2. In preparing your response please consider that evaluations of materiality should not be based solely on quantitative factors, such as the approximate dollar amount of revenues, assets and liabilities associated with Cuba, but should include consideration of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company’s reputation and share value. In this regard, we note that Arizona and Louisiana have adopted legislation requiring their state retirement systems to prepare reports regarding state pension fund assets invested in, and/or permitting divestment of state pension fund assets from, companies that do business with U.S.-designated state sponsors of terrorism. We also note that Florida requires issuers to disclose in their prospectuses any business contacts with Cuba or persons located in Cuba. Your materiality analysis should address the potential impact of the investor sentiment evidenced by these actions directed toward companies operating in Cuba.

     The Company does not believe that the operations of Empresa Nacional de Telecommunicaciones de Cuba S.A. (“Etec”) pose a material investment risk to our security holders. Etec is the exclusive operator for national and international fixed line telecommunications services in Cuba. The Company has no direct or indirect ownership interest in Etec, and has no business relationship with Etec other than as described below. The Company has no assets in Cuba. The Company receives revenue for the termination of calls on the network of the Company’s direct subsidiary, Telecom Argentina, when residents of Cuba call residents of Argentina. For the nine months ended September 30, 2005, the Company received revenue in the amount of P$237,000, or 0.006% of the Company’s total revenue. For the year ended December 31, 2004, the Company received revenue in the amount of P$175,000, or 0.004% of the Company’s total revenue. Similarly, Etec charges the customers of Telecom Argentina for terminating calls on Etec’s network made by residents of Argentina to residents of Cuba. As disclosed in the 6-K, for the nine months ended September 30, 2005, these termination charges accounted for P$4 million, or 0.11% of the Company’s cost of services, general and administrative and selling expenses. As disclosed in the 20-F, for the year ended December 31, 2004, these termination charges accounted for P$3 million, or 0.07% of the Company’s cost of services, general and administrative and selling expenses.

     Based on the percentage of the Company’s cost services, general and administrative and selling expenses, the Company does not consider its costs

Ms. Cecilia D. Blye	3	January 19, 2006

owed to Etec to be material. As discussed above, the Company incurs such costs because customers of Telecom Argentina place calls to residents of Cuba. As such, the Company does not believe that the nature of its relationship with Etec is material or likely to have an adverse impact on the Company’s reputation. The Company expects to continue incurring such costs, as they represent normal course of business calls for Telecom Argentina’s customers making calls to residents of Cuba.

     Please note that the 20-F contains the same disclosure as set forth in the 6-K, with the exception that the jurisdiction of Etec is not set forth. The 6-K includes Etec in note 7 (related party transactions) to the financial statements due to the fact that Etec may be deemed a related party of the Company in accordance with the laws of Argentina.

     The Company understands and acknowledges that: (i) it is responsible for the adequacy and accuracy of the disclosure in its filings; (ii) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and (iii) it may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

     We are grateful for your assistance in this matter. A representative of the Company will call you after this filing has been made to discuss any concerns you may have. Please do not hesitate to call me (at 011-541-14-968-3631) with comments or questions. Alternatively, please feel free to contact Julia Cowles (650-752-2007) of Davis Polk & Wardwell, the Company’s counsel.

Very truly yours,

/s/ José Gustavo Pozzi

José Gustavo Pozzi
General Manager and Sole Officer
(Principal Executive Officer and Principal
Financial Officer)

cc:	Julia K. Cowles Davis Polk & Wardwell